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April 8, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attn:     Richard K. Wulff
          Chief, Office of Small Business Policy

Ladies and Gentlemen:

United Film Distributors, Inc. (the "Company") hereby requests the withdrawal of its Registration Statement on Form SB-2 (File No. 333-29071) of 500,000 shares of its Common Stock. The Company believes that proceeding with the proposed offering is not in the Company's best interest at the present time.


Very Truly Yours,

/s/ Gerald Chizever, Esq.